July 24, 2024

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

       Re: JBS B.V.
           Amendment No. 3 to Registration Statement on Form F-4
           Filed June 24, 2024
           File No. 333-273211
Dear Gilberto Tomazoni:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment to Form F-4 filed June 24, 2024
Cover Page

1. We note your response to our prior comment 26 and reissue it in part. Please revise disclosure on the prospectus cover regarding the risks related to the controlling stake and management roles of Joesley and Wesley Batista to specifically address their record of illicit conduct, ongoing criminal investigations and/or proceedings, and potential for future illicit conduct, together with the material related risks to the company and shareholders. Include conforming changes to the disclosure appearing on page xxxiii.
Summary, page 1

2. Please revise your summary to provide a more balanced discussion of your company.
       Balance the discussion of your strengths with an equally prominent discussion of your weaknesses, such as your significant levels of indebtedness and potential costs associated with legal proceedings and government investigations. Balance the graphics highlighting net revenue growth and adjusted EBITDA growth with equally prominent disclosure of
 July 24, 2024
Page 2

       year-over-year financial measures, such as operating income and net income, which would show a different trend over that same period.
Risk Factors, page 24

3. We note disclosure on page 46 that indicates the contract terms governing your existing debt permit you to incur significant additional indebtedness in the future, but also that your debt agreements contain covenants that restrict your ability to incur additional indebtedness. Please revise to reconcile or otherwise to clarify whether and to what extent your ability to incur additional indebtedness is constrained. Additionally revise your disclosure to more fully describe the covenants and limitations to which you are subject
       (or cross-reference to existing disclosure), disclose whether you are in compliance with such covenants as of the date of your prospectus, and discuss the risks to the company if you fail to comply therewith.
Failure by us to achieve our sustainability performance targets...., page 46

4.     We note your disclosure that    the mere setting of these [climate
reduction] goals may
       subject JBS S.A. and its affiliates and, in some instances already [has] subjected JBS
       USA, to criticism, investigations, regulatory enforcement, litigation,
or other risk.    To the
       extent these identified risks have been realized, please expand your disclosure to identify and describe them, including cross-references as appropriate to more detailed disclosure elsewhere. Without limitation, explain what such investigations, regulatory enforcement, litigation, etc., is based upon and identify the related claims. Unfavorable decisions in . . . proceedings and government investigations may adversely affect us, page 48

5. Please revise to quantify the lawsuits, or portion thereof, for which provisions have not been made and to identify the specific related risks, including potential liquidity impacts.
       In this regard, we note disclosure on page 142 regarding $3.1 billion of civil, tax, and labor proceedings with possible loss potential for which you have not recognized provisions.
Media campaigns related to food production; regulatory and customer focus...., page 55

6.     Your revisions in response to our prior comment 8 indicate that you
"have not
       experienced any material boycotts to date." Please clarify what you mean by the limiting language of "material" boycotts. In addition, please revise your disclosure to discuss how regulation and consumer concerns relating to animal welfare affects your business, financial condition, and results of operation, including material related risks. Revise your regulatory section as appropriate to disclose the animal welfare regulation to which you are subject.
The Proposed Transaction
Class A Conversion Period, page 82

7. We note your response to prior comment 14 refers only to one example of what you consider "proof satisfactory." Revise to include a complete list of what will constitute proof satisfactory, so that investors are fully aware of each option available to them.
       Include any applicable timing limitations as to furnishing such proof. July 24, 2024
Page 3

Principal Shareholders, page 206

8. Please revise the footnotes to the tables on pages 208-13 to more fully describe the ownership of LuxCo, including by identifying the individuals who exercise voting and dispositive rights and are the beneficial owners of the shares held by LuxCo. Quantify the respective ownership percentages of your ultimate controlling shareholders and/or describe any shared voting and other arrangements, both with respect to LuxCo and with respect to J&F in the table on page 206.
9. Please revise the tables of beneficial ownership on pages 210-13 to complete the blanks, particularly those for Wesley and Joesley Batista.
December 31, 2023 Audited Financial Statements
Statements of Income, page F-63

10. We note that the other income and other expense line items on the audited statement of income are material to your net loss for the year ended December 31, 2023. Please revise the notes to your financial statements to include disclosure of any significant amounts included in these line items. See guidance in paragraph 97 and 98 of IAS
1. Additionally,
       please revise your Results of Operations section in MD&A to discuss the changes in these line items between periods presented.
Note 19. Provisions for legal proceedings, page F-128

11. We have reviewed your response to prior comment 22 and note you have proposed revisions beginning with the financial statements as of and for the year ended December
       31, 2024. We further note that these revisions include additional detail related to your provision categories by jurisdiction, as well as a new structure for the narrative disclosure.
       However, we believe an investor's understanding of your legal proceedings as proposed in your supplemental response should be included in your current audited financial statements. In this regard, your current disclosure does not correlate the disclosed proceedings with the class of provision and related amounts recognized, as required by paragraph 85 of IAS 37, or include the additional disclosures required by paragraphs 85-
       86 of IAS 37. These disclosure should include any uncertainties relating to amount or timing of outflow, which could be in addition to provision recognized, and estimates of financial effect of any contingent liabilities related to any disclosed proceedings. Please revise your current disclosure accordingly.
12. We have reviewed your response to prior comment 23. We believe this disclosure should be included in the audited financial statements for the year ended December 31, 2023. In this regard, please revise your disclosure to indicate that the aggregate sum of US$3.14 billion corresponds to nearly 15,000 separate legal proceeding, encompassing labor, civil, and tax claims, all of which are unrelated to any of the legal proceedings already described. Additionally, please revise to address the disclosure requirements in paragraph
       86 of IAS 37 as they relates to these claims with possible loss potential.
13. We have reviewed your response to prior comment 24 and note that the restructuring charges do not pertain to a provision, as the expenses were incurred and settled during
       2023. Given the significance of the restructuring charges in relation to your net loss for the year ended December 31, 2023, please consider disclosing the nature of these charges
 July 24, 2024
Page 4

       within your MD&A - Results of Operations discussion. Also, please revise the notes to the financial statements to discuss the terms of the restructuring initiatives and expenses recognized, including a tabular presentation of the changes in the restructuring provision and remaining obligations, if any, as of the end of each reporting period. Refer to IAS 37, paragraph 84 and paragraph 98 of IAS 1.
Note 25. Operating Segments, page F-142

14. We have reviewed your response to prior comment 25 and note you proposal to revise your disclosure beginning with the financial statements as of and for the year ended
       December 31, 2024. We believe your presentation should instead be revised in the financial statements currently provided in the filing for all periods presented. Please revise accordingly.
General

15. We note your response to our prior comments 15 and 18. Please add risk factor disclosure discussing the potential material risks related to your grain supply chain, analogous to the risk factor discussing your cattle supply chain on page 49. Without limitation, specifically discuss risks associated with the differing levels of monitoring and protection regarding direct and indirect suppliers, the Amazon and other biomes, and Brazilian and non-
       Brazilian sources of supply discussed on page 136.
16. We note your revisions and response to our prior comment 19 that opinion references have been deleted, and you do not intend to file the consent or opinion of legal advisors in this regard. However, such references continue to appear within the notes to your financial statements, including on pages F-10 and F-170. Accordingly, we reissue our comment to identify the legal advisors and file the consent and opinion referenced, or alternatively revise to clarify that this is not a legal opinion.
17. We note your revised disclosure that the proposed transactions are now expected to be taxable under U.S. federal income tax law. Please tell us why, with a view to disclosure, this tax determination has changed at this point in the restructuring process. Without limitation, discuss whether the controlling shareholder contributions made to date have resulted in the changed U.S. tax treatment and, if so, discuss whether and how the interests of non-controlling shareholders were considered in determining the timing of these contributions. We further note your disclosure that the proposed transactions are not expected to be taxable to the controlling shareholders. Please revise your prospectus to disclose in a prominent location the disparate tax treatment of controlling and non-
       controlling shareholders in connection with the restructuring. Additionally revise your risk factors to disclose the tax aspects of the restructuring as a specific example of the non-aligned interests of your controlling shareholders with the interests of your non-
       controlling shareholders.
18. We note disclosure on page 46 that an inability to repay or refinance current or non-
       current loans and financings could have a material adverse effect on your financial condition. Please revise your disclosure here and/or in another appropriate section to more fully discuss the specific consequences that may arise due to your indebtedness and other liabilities (disclosed to total $31.3 billion as of March 31, 2024), including by specifically addressing the potential impacts on your working capital and other factors identified in
 July 24, 2024
Page 5

       your liquidity section on pages 182-83. For example, will you need to divert cash from other areas of your business or seek to refinance outstanding debt in the future? Please also revise disclosure that you believe available cash and credit will be sufficient for the
          foreseeable future    to clarify the time period this relates to and
to identify material
       underlying assumptions, for instance regarding the    economic,
financial, industry,
       legislative, regulatory and other factors beyond [y]our control.
19. We note your disclosure that the controlling shareholders "will only vote in favor of the
       Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if their votes are necessary to reach the minimum required affirmative votes. Otherwise, JBS S.A.'s direct controlling shareholders will abstain from voting on such matters." Please revise to clarify when and how the controlling shareholders will exercise their vote. Clearly state, if true, that the controlling shareholders will vote to secure approval in the event that these matters would otherwise be rejected by the vote of the non-controlling shareholders. Disclose in this context that the transactions thus may be approved by just 1.5% of the non-controlling shareholders voting in favor.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   John Vetterli